Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-4 of our report dated February 28, 2011 relating to the consolidated statements of operations, comprehensive income, cash flows and changes in equity of CNH Global N.V. and subsidiaries for the year ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption on January 1, 2010 of new accounting guidance related to transfers of financial assets and consolidation of variable interest entities and the application of the reporting requirements on a prospective basis) appearing in the Annual Report on Form 20-F of CNH Global N.V. for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 13, 2013